Exhibit 99.1

BW LPG Limited: Successful completion of the redomiciliation to Singapore

Singapore, 1 July 2024

Reference is made to the stock exchange announcement made by BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) on 21 June 2024 regarding the subsequent court hearing (the "Sanction Hearing") at which the Supreme Court of Bermuda (the "Court") sanctioned the scheme of arrangement (the "Scheme") between the Company and its shareholders pursuant to Section 99 of the Bermuda Companies Act 1981 as amended in order to effect a discontinuance of the Company from Bermuda and continuance to Singapore and adopt the constitution of the Company which will take effect upon continuance in Singapore (the "Redomiciliation"). The court order has been filed with the Registrar of Companies in Bermuda and the Company has obtained the final approval by the Singapore Accounting and Corporate Regulatory Authority.

All conditions to the Scheme as set out in the Scheme have been satisfied or waived, the Redomiciliation has become effective, and the Company is incorporated in Singapore, as of today. The Company's registration number in Singapore is 202426186Z. The Company has applied for a new ISIN code and a new CUSIP code and will make a further announcement with the new ISIN code and the new CUSIP code in due course.

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.